PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 16, 2002)

Filed Pursuant to
General Instruction II.K.
of Form F-9;
File No. 333-98063

CANADIAN NATURAL RESOURCES LIMITED

US$700,000,000

Canadian Natural Resources Limited

US$350,000,000 5.45% Notes due 2012
US$350,000,000 6.45% Notes due 2033

The 2012 Notes and the 2033 Notes, collectively referred to in this prospectus supplement as "the notes," will bear interest at the rate of 5.45% per year and 6.45% per year, respectively. Interest on the 2012 Notes is payable on April 1 and October 1 of each year, beginning on April 1, 2003. Interest on the 2033 Notes is payable on June 30 and December 30 of each year, beginning on December 30, 2002. The 2012 Notes and the 2033 Notes will mature on October 1, 2012 and June 30, 2033, respectively. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Notes—Optional Redemption." We may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

Investing in the notes involves risks. See "Risk Factors" beginning on page 37 of the accompanying prospectus.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion beginning on page S-13.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets are located outside the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 2012 Note	Total	Per 2033 Note	Total
Public Offering Price	99.836%	US$349,426,000	99.482%	US$348,187,000
Underwriting Discount	0.650%	US$ 2,275,000	0.875%	US$ 3,062,500
Proceeds to Canadian Natural (before expenses)	99.186%	US$347,151,000	98.607%	US$345,124,500

Interest on the notes will accrue from September 16, 2002 to the date of delivery.

The underwriters expect to deliver the notes on or about September 16, 2002.

Joint Book-Running Managers

Salomon Smith Barney **Lehman Brothers**

Banc of America Securities LLC Deutsche Bank Securities JPMorgan

Merrill Lynch & Co. UBS Warburg

Banc One Capital Markets, Inc.
BMO Nesbitt Burns
CIBC World Markets
RBC Capital Markets
Scotia Capital
TD Securities

September 9, 2002

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes being offered. The second part, the base prospectus, dated August 16, 2002, gives more general information, some of which may not apply to the notes being offered. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus, as well as information in any document incorporated by reference that we previously filed with the Securities and Exchange Commission and with the Alberta Securities Commission, is accurate only as of its respective date.

In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 15 of our consolidated financial statements for the year ended December 31, 2001, incorporated by reference into the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the accompanying prospectus and any document incorporated by reference to "Canadian Natural", "we", "us", and "our" mean Canadian Natural Resources Limited and its subsidiaries, partnerships and, where applicable, interests in other entities.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in the prospectus.

Any statement contained in this prospectus supplement, the accompanying prospectus or any document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement and the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

TABLE OF CONTENTS

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to "dollars," "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

The following table sets forth certain exchange rates based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On September 9, 2002, the inverse of the noon buying rate was US$0.6385 equals Cdn$1.00.

	Six Months Ended June 30		Year Ended December 31		
	2002	2001	2001	2000	1999
High	0.6619	0.6697	0.6697	0.6969	0.6925
Low	0.6200	0.6333	0.6241	0.6410	0.6535
Average(1)	0.6378	0.6515	0.6446	0.6727	0.6746
Period End	0.6583	0.6590	0.6279	0.6669	0.6925

(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

FORWARD LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- oil and natural gas reserve quantities and the discounted present value of future net cash flows from these reserves;
- the amount and nature of our capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management; and
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic and business conditions in Canada, the United States and internationally which will, among other things, impact demand for and market prices of our products;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- the need to obtain required approvals from regulatory authorities;

- the marketability of oil and natural gas, including the proximity to and capacity of oil and natural gas pipelines and processing equipment;
- the success of exploration and development activities;
- the timing and success of integrating the business and operations of acquired companies;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- political instability and other risks of international operations; and
- uncertainties inherent in attracting capital.

These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations incorporated by reference in our Annual Information Form dated April 22, 2002 filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in the accompanying prospectus. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the accompanying prospectus.

CANADIAN NATURAL RESOURCES LIMITED

We are a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of oil and natural gas. Our core areas of operations are western Canada, the United Kingdom sector of the North Sea and offshore West Africa. We are governed by the laws of the Province of Alberta. Our head and principal office is located at 2500, 855 - 2 Street SW, Calgary, Alberta, T2P 4J8.

RECENT DEVELOPMENTS

Our wholly-owned subsidiary CNR International (U.K.) Limited has entered into an exchange agreement, subject to UK government consents, to acquire light oil properties in the UK Northern North Sea from Kerr-McGee North Sea (U.K.) Limited. The acquisition includes interests in the producing Ninian, Murchison, Lyell and the Columba Terraces fields in which we already hold significant equity. In addition we will acquire an interest in the Strathspey field, 12 exploration licenses and additional equity in the Brent and Ninian pipelines and the Sullom Voe Terminal. We will also assume operatorship of the Ninian, Murchison and Lyell fields, pending approval of the other partners and consent of the UK government. We anticipate that the acquisition will increase our light oil production in the North Sea by approximately 70% or 20,000 Bbls/day to 47,500 Bbls/day. Consideration for the acquisition includes a cash payment of US$120 million and our 5% interest in the Harding field. We expect this acquisition will be completed in the fourth quarter of 2002 and would be effective as of July 1, 2002.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately US$691.5 million, after deducting the underwriting discount and estimated expenses of the offering. The net proceeds received by us from the sale of the notes will be used primarily to repay bank indebtedness. The balance, if any, will be used to fund expenditures relating to our primary areas of operations in North America, the North Sea and offshore West Africa. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at June 30, 2002:

- on an actual basis;
- on a pro forma basis to give effect to the acquisition of Rio Alto Exploration Ltd. which we acquired on July 1, 2002, as if it had occurred on June 30, 2002; and
- further adjusted to give effect to the issuance and sale of the notes and the application of the net proceeds to be received from the offering as described above in "Use of Proceeds."

You should read this table together with our audited consolidated financial statements for the year ended December 31, 2001, our unaudited consolidated financial statements for the three months and the six months ended June 30, 2002, incorporated by reference in the accompanying prospectus, and our unaudited pro forma consolidated financial statements and the unaudited consolidated financial statements of Rio Alto Exploration Ltd. for the six months ended June 30, 2002, attached as Appendix A and Appendix B, respectively, in the accompanying prospectus.

	June 30, 2002		
	Actual	Pro forma	Pro forma As Adjusted
	(in millions of dollars)		
Cash and cash equivalents	$ 1.2	$ 7.7	$ 6.5
Long-term debt (including current portion):			
Credit facilities[1]	$ 646.3	$2,220.6	$1,169.2
Medium term notes:			
6.85% unsecured debentures due May 28, 2004	125.0	125.0	125.0
7.40% unsecured debentures due March 1, 2007	125.0	125.0	125.0
Senior unsecured notes:			
6.95% notes due September 30, 2003	30.4	30.4	30.4
6.42% notes due May 27, 2004	60.8	60.8	60.8
7.30% notes due December 19, 2005	—	193.7	193.7
6.50% notes due May 1, 2008	75.9	75.9	75.9
Adjustable rate notes due May 27, 2009	141.2	141.2	141.2
6.70% notes due July 15, 2011	607.5	607.5	607.5
7.20% notes due January 15, 2032	607.5	607.5	607.5
Notes offered hereby	—	—	1,063.1
Total long-term debt	2,419.6	4,187.6	4,199.3
Shareholders' equity:			
Preferred securities: 8.30% subordinated notes[2]	121.5	121.5	121.5
Share capital:			
Class 1 preferred shares, $10 par value: 200,000 shares authorized; nil shares issued and outstanding	—	—	—
Common shares, no par value: unlimited shares authorized; 123 million shares issued and outstanding[3]	1,756.2	2,278.6	2,278.6
Retained earnings	2,122.0	2,122.0	2,122.0
Foreign currency translation adjustment	30.3	30.3	30.3
Total shareholders' equity	4,030.0	4,552.4	4,552.4
Total capitalization	$6,449.6	$8,740.0	$8,751.7

(1) Does not include approximately $180.0 million of indebtedness under our credit facilities which we will incur upon the completion of the North Sea property acquisition, which is expected to occur in the fourth quarter of 2002. See "Recent Developments" in this prospectus supplement.

(2) Under U.S. GAAP our preferred securities would be included as long-term debt rather than shareholders' equity.

(3) Does not include 12.2 million shares issuable upon the exercise of outstanding options as of June 30, 2002.

CREDIT RATINGS

Our unsecured long-term debt securities are rated "Baa1" by Moody's Investors Service, Inc. ("Moody's"), "BBB+" with a stable outlook by Standard & Poor's Corporation ("S&P") and "BBB (high)" with a stable trend by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa1 are considered as medium-grade obligations, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the notes. The ratings from AA to B may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

The credit ratings accorded to our debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

PRO FORMA INTEREST COVERAGE

The following pro forma coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus supplement in accordance with Canadian disclosure requirements.

The following pro forma coverage ratios are calculated on a consolidated basis for the 12 month periods ending June 30, 2002 and December 31, 2001. The following pro forma ratios have been calculated to give effect to the issue of the notes pursuant to this prospectus supplement, and the application of the estimated net proceeds to repay debt as discussed under "Use of Proceeds" as if repayments had occurred at the beginning of the respective periods. The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred if each of the foregoing events had actually occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods.

	Pro Forma June 30, 2002	Pro Forma December 31, 2001
Interest coverage on long-term debt (times):		
Net earnings[(1)]	5.2	7.6
Cash flow[(2)]	12.0	14.2

(1) Interest coverage on long-term debt on an earnings basis is equal to net earnings plus income taxes and interest on long-term debt; divided by interest on long-term debt.

(2) Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations plus current income taxes and interest on long-term debt; divided by interest on long-term debt.

The pro forma net earnings coverage ratio for the year ended December 31, 2001 after giving effect to the acquisition of Rio Alto Exploration Ltd. as if it had occurred on January 1, 2001 and the issue of notes pursuant to this prospectus supplement would be 6.1.

Under U.S. GAAP, our preferred securities would be included as long-term debt rather than shareholders' equity and preferred securities dividends would be included as interest expense rather than charges against shareholders' equity. Accordingly, under U.S. GAAP, the pro forma net earnings coverage ratio for the 12 month periods ending June 30, 2002 and December 31, 2001 and the pro forma net earnings coverage ratio for the year ended December 31, 2001, after giving effect to the acquisition of Rio Alto Exploration Ltd., would be 4.9, 7.1 and 5.8, respectively, and the pro forma cash flow coverage ratio for the 12 month periods ending at June 30, 2002 and December 31, 2001 would be 11.2 and 13.3, respectively.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements, and to the extent inconsistent with, replaces, the description of the debt securities set forth under "Description of Debt Securities" in the accompanying prospectus and should be read in conjunction with that description.

General

The notes will be our direct unsecured obligations and will rank *pari passu* with all of our other unsubordinated and unsecured indebtedness.

The 2012 Notes will initially be issued in an aggregate principal amount of US$350,000,000 and will mature on October 1, 2012. The 2012 Notes will bear interest at the rate of 5.45% per year from September 16, 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year, commencing April 1, 2003 to the persons in whose names the 2012 Notes are registered at the close of business on the preceding March 15 or September 15, respectively.

The 2033 Notes will initially be issued in an aggregate principal amount of US$350,000,000 and will mature on June 30, 2033. The 2033 Notes will bear interest at the rate of 6.45% per year from September 16, 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 30 and December 30 of each year, commencing December 30, 2002 to the persons in whose names the 2033 Notes are registered at the close of business on the preceding June 15 or December 15, respectively.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional 2012 Notes and 2033 Notes under the Indenture. Such additional 2012 Notes and 2033 Notes will have the same terms as the 2012 Notes or 2033 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new 2012 Notes and 2033 Notes or except for the first payments of interest following the issue date of the new 2012 Notes and 2033 Notes) so that the new 2012 Notes or 2033 Notes may be consolidated and form a single series with the 2012 Notes or 2033 Notes, as the case may be. In the event that additional 2012 Notes or 2033 Notes are issued, we will prepare a new prospectus supplement.

For a discussion of the ranking of the notes and the indebtedness and other liabilities of our subsidiaries, see "Description of Debt Securities—Ranking and Other Indebtedness" in the accompanying prospectus.

Payment on the principal, premium, if any, and interest will be made in United States dollars. The notes will not be entitled to the benefits of any sinking fund.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the accompanying prospectus) will apply to the notes.

Optional Redemption

The notes will be redeemable in whole or in part at any time, at our option, at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a

semi-annual basis at the Treasury Yield plus 25 basis points in the case of the 2012 Notes and plus 30 basis points in the case of the 2033 Notes, in each case together with accrued interest to the date of redemption. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Holders of notes to be redeemed will receive notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

Unless we default in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

"*Comparable Treasury Issue*" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"*Comparable Treasury Price*" means (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"*Independent Investment Banker*" means one of the Reference Treasury Dealers selected by the Trustee after consultation with us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with us.

"*Reference Treasury Dealer*" means (A) Salomon Smith Barney Inc. and Lehman Brothers Inc., or their respective successors; provided, however, that if both cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer, and (B) any other Primary Treasury Dealer selected by the Trustee after consultation with us.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

"*Treasury Yield*" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Book-Entry System

The Depository Trust Company (the "Depository") will act as securities depository for the notes. The notes will be represented by one or more registered global notes (collectively, the "Registered Global Securities") registered in the name of Cede & Co. (the Depository's partnership nominee) or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected, only through, records maintained by the Depository and its Direct and Indirect Participants (defined below). Except as described under "Description of Debt Securities—Registered Global Securities" in the accompanying prospectus, owners

of beneficial interests in the Registered Global Securities representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

The following is based on information furnished by the Depositary:

The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include: securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and Direct and Indirect Participants are on file with the SEC.

Purchases of notes under the Depository's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depository's records. The ownership interest of each actual purchaser of notes represented by the Registered Global Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the notes, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus.

To facilitate subsequent transfers, the Registered Global Securities, representing the notes that are deposited by Direct Participants with the Depository, are registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Securities with the Depository and its registration in the name of Cede & Co. or such other nominee does not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depository nor Cede & Co. (nor any other Depository nominee) will consent or vote with respect to the Registered Global Securities representing the notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Securities representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records, upon the Depository's receipt of funds and corresponding detail information from us or the Trustee on the payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Direct and Indirect Participants and not of the Depository, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depository) is our responsibility or the responsibility of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each Holder.

We may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning the Depository and the Depository's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depository and any changes to these procedures that may be instituted unilaterally by the Depository.

CERTAIN INCOME TAX INFORMATION

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

In the opinion of Parlee McLaws LLP, our Canadian counsel, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences to a purchaser of the notes who, for purposes of the *Income Tax Act* (Canada) (the "Tax Act"), deals with Canadian Natural at arm's length, and is neither a resident of Canada nor deemed to be a resident of Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"), and all specific proposals to amend the Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or in the administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

The payment by Canadian Natural of interest, premium, if any, or principal on the notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.

No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest, premium, if any, or principal thereon by Non-Resident Holders who do not use or hold and are not deemed to use or hold the notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. The discussion is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable United States Treasury regulations.

Payments of Interest

Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives.

A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income." If the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest." The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

It is not expected that the notes will be issued with original issue discount. If, however, the notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as accruing over the notes' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the notes have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will constitute a long term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. Somewhat lower capital gains tax rates may apply to the sale by non-corporate taxpayers (including

individuals) of notes held for more than five years. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

UNDERWRITING

Salomon Smith Barney Inc. and Lehman Brothers Inc. are acting as joint book-running managers and representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of 2012 Notes	Principal Amount of 2033 Notes
Salomon Smith Barney Inc.	US$ 87,500,000	US$ 87,500,000
Lehman Brothers Inc.	87,500,000	87,500,000
Banc of America Securities LLC	24,500,000	24,500,000
Deutsche Bank Securities Inc.	24,500,000	24,500,000
J.P. Morgan Securities Inc.	24,500,000	24,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	19,250,000	19,250,000
UBS Warburg LLC	19,250,000	19,250,000
Banc One Capital Markets, Inc.	10,500,000	10,500,000
BMO Nesbitt Burns Corp.	10,500,000	10,500,000
CIBC World Markets Corp.	10,500,000	10,500,000
RBC Dominion Securities Corporation	10,500,000	10,500,000
Scotia Capital (USA) Inc.	10,500,000	10,500,000
TD Securities (USA) Inc.	10,500,000	10,500,000
Total	US$350,000,000	US$350,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.400% and 0.500% of the principal amount of the 2012 Notes and 2033 Notes, respectively. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% and 0.250% of the principal amount of the 2012 Notes and 2033 Notes, respectively, on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

	Paid by Canadian Natural
Per 2012 Note	0.650%
Per 2033 Note	0.875%

In connection with this offering, Salomon Smith Barney Inc. and Lehman Brothers Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions

involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. and Lehman Brothers Inc., in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be US$0.8 million (not including the underwriting discount).

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us. We are in compliance in all material respects with the terms of the agreements governing such facilities.

Each of Salomon Smith Barney Inc., Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Banc One Capital Markets, Inc., BMO Nesbitt Burns Corp., CIBC World Markets Corp., RBC Dominion Securities Corporation, Scotia Capital (USA) Inc. and TD Securities (USA) Inc. is, directly or indirectly, a majority owned subsidiary of a bank that is currently a lender to us (the "Lenders"). We were indebted to the Lenders for approximately $1.9 billion as of June 30, 2002 on a pro forma basis after giving effect to the acquisition of Rio Alto Exploration Ltd., under various credit facilities, representing approximately 44.5% of our total indebtedness as of that date. We are in compliance with the terms of such credit facilities and none of the banks affiliated with the underwriters referred to above were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.

As a consequence of the sale of the notes, each of the underwriters will receive a commission on the principal amount of notes sold by it and it is currently anticipated that the banks affiliated with certain of the underwriters will receive more than 10% of the net proceeds from the sale of the notes as repayment of indebtedness. Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by Standard & Poor's rating service. See "Use of Proceeds" and "Credit Ratings" in this prospectus supplement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada (other than the Province of Alberta) and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not,

directly or indirectly, offer, sell or deliver any notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Parlee McLaws LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, and certain United States legal matters will be passed upon for the underwriters by Shearman & Sterling, Toronto, Ontario and New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison may rely upon the opinion of Parlee McLaws LLP. As to all matters of U.S. federal and New York law, Parlee McLaws LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

Mr. Gordon M. Adams, our Corporate Secretary, is a partner of Parlee McLaws LLP. The partners and associates of Parlee McLaws LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.

US$700,000,000

Canadian Natural Resources Limited

US$350,000,000 5.45% Notes due 2012
US$350,000,000 6.45% Notes due 2033

CANADIAN NATURAL RESOURCES LIMITED

PROSPECTUS SUPPLEMENT

September 9, 2002

Joint Book-Running Managers

Salomon Smith Barney

Lehman Brothers

Banc of America Securities LLC

Deutsche Bank Securities

JPMorgan

Merrill Lynch & Co.

UBS Warburg

Banc One Capital Markets, Inc.

BMO Nesbitt Burns

CIBC World Markets

RBC Capital Markets

Scotia Capital

TD Securities